Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

February 12 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2007**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

January 26, 2007

Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2007 (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Director and Managing Operating Officer (TEL: 025-524-7101)
Name: Tetsuro Iizuka

1. Matters related to Preparation of Financial Information of the Third Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent consolidated accounting period: No
   3) Changes in the scope of application of consolidation and equity method: Yes
      Consolidated (new) 0 companies, (exclusion) 1 company, Equity method (new) 0 companies, (exclusion) 0 companies
2. Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to December 31, 2006)
   (1) Progress of Business Results (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2007	34,410	1.6	2,709	Δ10.6	3,462	Δ21.9	2,232	Δ29.1
Third Quarter of the Fiscal Year ending March 31, 2006	33,876	Δ27.2	3,032	Δ63.9	4,434	Δ53.3	3,149	Δ47.4
(Reference) Period ending March 31, 2006	44,759		3,828		5,320		3,892	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2007	63.23	63.14
Third Quarter of the Fiscal Year ending March 31, 2006	87.24	87.05
(Reference) Period ending March 31, 2006	108.06	107.82

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the Third Quarter in the previous period.
2. Average number of shares during the period (consolidation):
Period ended December 31, 2006: 35,312,066 shares
Period ended December 31, 2005: 36,103,483 shares
Period ended March 31, 2006: 35,946,424 shares

[Qualitative Information, etc., on the Progress of Business Results (Consolidation)]

In the 3rd quarter, the business environment increased in severity due to a decline in selling prices and an increase in material prices in connection with tougher competition.

As a result, net sales were ¥34,410 million (increase of 1.6% over the same quarter of the previous year), operating profit was ¥2,709 million (decrease of 10.6% over the same quarter of the previous year), ordinary profit was ¥3,462 million (decrease of 21.9% over the same quarter of the previous year) and current net profit was ¥2,232 million (decrease of 29.1% over the same quarter of the previous year).

[Reference] Progress of Business Results (Consolidation) (From October 1, 2006 to December 31, 2006)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2007	9,978	Δ14.9	642	Δ29.8	872	Δ41.1	633	Δ49.4
Third Quarter of the Fiscal Year ending March 31, 2006	11,729	Δ19.6	914	Δ65.6	1,479	Δ49.8	1,252	Δ33.5

(2) Changes in Financial Status (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Net Asset	Net Worth Ratio	Net Asset Per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2007	56,712	43,134	76.0	1,232.06
Third Quarter of the Fiscal Year ending March 31, 2006	55,676	40,802	73.2	1,151.01
(Reference) Fiscal Year ending March 31, 2006	56,385	42,927	76.1	1,209.94

(Note) Number of outstanding shares at the end of period (consolidation):
Period ended December 31, 2006: 34,991,754 shares Period ended December 31, 2005: 35,449,714 shares

[Status of Consolidated Cash Flows]

(Note) Amount is indicated by rounding down less than one million yen.

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Third Quarter of the Fiscal Year ending March 31, 2007	1,962	Δ1,253	Δ1,905	4,112
Third Quarter of the Fiscal Year ending March 31, 2006	1,903	234	Δ4,158	4,038
(Reference) Fiscal Year ending March 31, 2006	4,470	Δ1,097	Δ4,122	5,308

[Qualitative Information, etc., of Changes in Financial Status (Consolidation)]

Total assets increased by ¥327 million from the end of the previous consolidated accounting period.

Major increase or decrease was as follows: for current assets, cash and deposits decreased by ¥1,221 million and notes and accounts receivable increased by ¥1,268 million. For fixed assets, tangible fixed assets decreased by ¥142 million due to a decrease in capital investment.

For current liabilities, notes and accounts payable increased by ¥274 million and accrued income tax decreased by ¥353 million.

Net assets increased by ¥206 million as a result of an increase in earned surplus.

(Consolidated Cash Flows)

Cash flow from operating activities

Cash inflow was ¥1,962 million, an increase of ¥59 million over the same period of the previous year. As for breakdown, quarterly net profit before taxes, etc., were ¥3,416 million, depreciation costs was ¥1,852 million, increase in sales receivables were ¥1,269 million, and corporate income tax, etc., paid was ¥1,487 million.

Cash flow from investment activities

Due to acquisition of tangible fixed assets, cash outflow was ¥1,253 million.

Cash flow from financial activities

Due to payment of dividends and purchase of treasury stock, cash outflow was ¥1,905 million.

[Reference] Expected Consolidated Results of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Full-year	42,700	3,450	2,150

(Reference) Expected current net profit per share (full year) 61 yen 44 sen

[Qualitative Information, etc., of Forecast of Business Results]

Due to a decrease in the sales quantity of materials for flexible printed circuit boards and Fresnel lenses, our core products, net sales, ordinary profit and current net profit are all expected to be lower than the previous forecast announced on September 21, 2006.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. Quarterly Consolidated (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	5,347,595		4,298,158		1,049,437		6,568,685	
2. Notes and accounts receivable	11,406,526		11,929,669		Δ523,142		10,138,086	
3. Inventories	7,962,655		7,664,071		298,583		7,700,263	
4. Deferred taxable assets	250,552		522,148		Δ271,595		278,068	
5. Others	1,018,257		920,826		97,431		990,257	
Allowance for doubtful accounts	Δ49,965		Δ16,953		Δ33,012		Δ50,732	
Total Current Assets	25,935,621	45.7	25,317,921	45.5	617,700	2.4	25,624,628	45.4
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings and structures	7,324,116		7,538,726		Δ214,609		7,474,180	
(2) Machinery, equipment and delivery equipment	6,587,581		7,185,208		Δ597,627		6,868,911	
(3) Land	1,551,385		1,549,772		1,612		1,549,772	
(4) Others	1,302,769		1,431,671		Δ128,902		1,015,539	
Total Tangible Fixed Assets	16,765,852	29.6	17,705,379	31.8	Δ939,527	Δ5.3	16,908,404	30.0
2. Intangible fixed assets	134,898	0.2	101,350	0.2	33,548	33.1	96,511	0.2
3. Investments and other assets								
(1) Investment securities	13,346,559		11,906,929		1,439,630		13,346,493	
(2) Deferred taxable assets	48,026		78,835		Δ30,808		49,802	
(3) Others	717,663		594,960		122,703		526,919	
Allowance for doubtful accounts	Δ236,058		Δ29,299		Δ206,759		Δ167,294	
Total Investments and Other Assets	13,876,191	24.5	12,551,425	22.5	1,324,766	10.6	13,755,921	24.4
Total Fixed Assets	30,776,943	54.3	30,358,155	54.5	418,787	1.4	30,760,837	54.6
Total Assets	56,712,564	100.0	55,676,077	100.0	1,036,487	1.9	56,385,465	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes and accounts payable	10,190,418		10,922,411		Δ731,992		9,915,961	
2. Short-term borrowings	190,000		195,500		Δ5,500		194,000	
3. Accrued income tax, etc.	468,710		745,110		Δ276,400		821,716	
4. Allowance for bonuses	225,104		403,324		Δ178,219		787,797	
5. Reserve for officers' bonuses	9,599		—		9,599		—	
6. Others	2,124,996		1,903,406		221,590		1,255,931	
Total Current Liabilities	13,208,829	23.3	14,169,753	25.5	Δ960,923	Δ6.8	12,975,406	23.0
II. Fixed Liabilities								
1. Deferred taxable liabilities	254,980		560,380		Δ305,400		344,905	
2. Reserve for severance payment	37,072		37,255		Δ182		37,598	
3. Consolidated adjustment account	—		2,408		Δ2,408		—	
4. Others	77,331		103,314		Δ25,983		100,061	
Total Fixed Liabilities	369,384	0.7	703,359	1.3	Δ333,974	Δ47.5	482,565	0.9
Total Liabilities	13,578,214	24.0	14,873,112	26.8	Δ1,294,898	Δ8.7	13,457,971	23.9
(Shareholders' Equity)								
I. Capital	—	—	7,081,333	12.7	—	—	7,101,486	12.5
II. Capital Surplus	—	—	6,193,364	11.1	—	—	6,213,517	11.0
III. Earned Surplus	—	—	28,801,370	51.7	—	—	30,882,205	54.8
IV. Other Securities Valuation Differences	—	—	1,138,407	2.0	—	—	1,076,085	1.9
V. Exchange Rate Adjusting Accounts	—	—	30,349	0.1	—	—	98,336	0.2
VI. Treasury Stock	—	—	Δ2,441,861	Δ4.4	—	—	Δ2,444,136	Δ4.3
Total Shareholders' Equity	—	—	40,802,964	73.2	—	—	42,927,494	76.1
Total Liabilities and Shareholders' Equity	—	—	55,676,077	100.0	—	—	56,385,465	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Net Assets)		%		%		%		%
I. Shareholders' Equity								
1. Capital	7,117,251	12.6	—	—	—	—	—	—
2. Capital surplus	6,229,282	11.0	—	—	—	—	—	—
3. Earned surplus	31,935,978	56.3	—	—	—	—	—	—
4. Treasury stock	Δ3,209,138	Δ5.7	—	—	—	—	—	—
Total shareholders' equity	42,073,372	74.2	—	—	—	—	—	—
II. Valuation and Translation Difference, etc.								
1. Other revaluation balance of securities	945,747	1.7	—	—	—	—	—	—
2. Exchange rate adjusting accounts	92,967	0.1	—	—	—	—	—	—
Total valuation and translation difference, etc.	1,038,715	1.8	—	—	—	—	—	—
III. New Share Subscription Rights	22,261	0.0	—	—	—	—	—	—
Total Net Assets	43,134,350	76.0	—	—	—	—	—	—
Total Liabilities and Net Assets	56,712,564	100.0	—	—	—	—	—	—

2. Quarterly Consolidated (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	34,410,538	100.0	33,876,488	100.0	534,050	1.6	44,759,600	100.0
II. Sales Cost	29,149,518	84.7	28,180,058	83.2	969,459	3.4	37,433,192	83.6
Gross profit on sales	5,261,020	15.3	5,696,429	16.8	Δ435,409	Δ7.6	7,326,408	16.4
III. Selling and General Administration Expenses	2,551,028	7.4	2,664,001	7.9	Δ112,973	Δ4.2	3,498,185	7.8
Operating Profit	2,709,992	7.9	3,032,427	8.9	Δ322,435	Δ10.6	3,828,222	8.6
IV. Non-operating Revenue	883,753	2.6	1,564,969	4.6	Δ681,216	Δ43.5	1,869,736	4.2
V. Non-operating Expenses	131,562	0.4	163,363	0.5	Δ31,800	Δ19.5	377,045	0.9
Ordinary Profit	3,462,183	10.1	4,434,034	13.0	Δ971,851	Δ21.9	5,320,913	11.9
VI. Extraordinary Profit	29,474	0.1	233,048	0.7	Δ203,573	Δ87.4	699,869	1.6
VII. Extraordinary Losses	74,814	0.2	212,094	0.6	Δ137,279	Δ64.7	656,078	1.5
Quarterly (current) net profit before taxes, etc.	3,416,842	10.0	4,454,988	13.1	Δ1,038,145	Δ23.3	5,364,705	12.0
Corporate income tax, etc.	1,184,095	3.5	1,305,379	3.8	Δ121,283	Δ9.3	1,472,115	3.3
Quarterly (current) net profit	2,232,747	6.5	3,149,608	9.3	Δ916,861	Δ29.1	3,892,589	8.7

3. Quarterly Consolidated Surplus Statement

Previous Third Quarter (From April 1, 2005 to December 31, 2005)

(Shown by rounding down less than one thousand yen)

Item	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		(Reference) Fiscal Year ending March 31, 2006	
	Amount		Amount	
(Capital surplus)				
I. Balance at the beginning of period		6,135,250		6,135,250
II. Increase in Capital Surplus				
1. Issuance of new shares due to capital increase	58,114	58,114	78,267	78,267
III. Balance at the end of the quarter (end of period)		6,193,364		6,213,517
(Earned surplus)				
I. Balance at the beginning of period		27,798,452		27,798,452
II. Increase in Earned Surplus				
1. Quarterly (current) net profit	3,149,608		3,892,589	
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies	—		1,327,868	
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries	—	3,149,608	9,984	5,230,443
III. Decrease in Earned Surplus				
1. Dividends	1,952,178		1,952,178	
2. Director's bonuses	8,462		8,462	
3. Decrease amount due to merger with a non-consolidated subsidiary	186,049	2,146,690	186,049	2,146,690
IV. Balance at the end of the quarter (end of period)		28,801,370		30,882,205

4. Statement of Quarterly Consolidated Shareholders' Equity Fluctuation

Current Third Quarter (From April 1, 2006 to December 31, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Net profit in the third quarter			2,232,747		2,232,747
Acquisition of treasury stock				Δ765,002	Δ765,002
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)					
Total fluctuating amount during the consolidated accounting period in the third quarter	15,764	15,764	1,053,773	Δ765,002	320,300
Balance as of December 31, 2006	7,117,251	6,229,282	31,935,978	Δ3,209,138	42,073,372

	Valuation and translation difference, etc.			New share subscription rights	Total net assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006	1,076,085	98,336	1,174,422	—	42,927,494
Fluctuating amount during the consolidated accounting period in the third quarter					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Net profit in the third quarter					2,232,747
Acquisition of treasury stock					Δ765,002
Fluctuating amount of items other than shareholders' equity during the consolidated accounting period in the third quarter (net amount)	Δ130,338	Δ5,368	Δ135,706	22,261	Δ113,444
Total fluctuating amount during the consolidated accounting period in the third quarter	Δ130,338	Δ5,368	Δ135,706	22,261	206,856
Balance as of December 31, 2006	945,747	92,967	1,038,715	22,261	43,134,350

(Note) This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

5. Quarterly Consolidated (Condensed) Cash Flow Statement

(Shown by rounding down less than one thousand yen)

	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)	(Reference) Fiscal Year ending March 31, 2006
Item	Amount	Amount	Amount
I. Cash flow from operation activities			
Quarterly (current) net profit before taxes, etc.	3,416,842	4,454,988	5,364,705
Depreciation costs	1,852,901	2,044,057	2,771,557
Loss on impairment	—	5,604	5,604
Amortization of consolidated account adjustment	—	Δ802	—
Stock compensation expenses	22,261	—	—
Investment profit by equity method	Δ615,050	Δ1,119,437	Δ1,298,262
Profit on sale of investment securities	Δ10,277	Δ105,377	Δ570,300
Loss on sale of investment securities, etc.	—	36,003	36,275
Profit on sale of fixed assets	Δ17,537	—	Δ2,023
Loss on sale of fixed assets	1,424	370	442
Share issuing expense	557	2,295	2,713
Loss on retirement of tangible fixed assets	17,502	17,658	337,602
Valuation loss on investment securities, etc.	5,434	—	167,680
Loss on arrangement of subsidiaries	—	—	22,368
Exchange profit	Δ4,606	Δ61,338	Δ59,656
Bad debt loss	—	27,124	13,062
Decrease in allowance for bonuses	Δ562,692	Δ647,846	Δ263,373
Increase in reserve for officers' bonuses	9,599	—	—
Increase (decrease) in reserve for retirement benefits	Δ525	1,031	1,374
Increase in allowance for doubtful accounts	67,997	17,248	206,926
Interest and dividends received	Δ48,216	Δ73,700	Δ83,983
Interest paid	1,135	2,089	2,146
(Increase) decrease in sales receivables	Δ1,269,322	476,136	2,259,656
(Increase) decrease in inventories	Δ262,391	Δ369,063	Δ405,255
Increase (decrease) in purchase liabilities	274,457	Δ355,446	Δ1,361,897
Increase (decrease) in accrued consumption tax, etc.	138,827	Δ222,331	Δ324,827
Increase in other assets	Δ300,226	Δ234,147	Δ289,559
Increase (decrease) in other liabilities	123,724	Δ139,504	Δ223,773
Bonuses to officers paid	Δ8,393	Δ8,462	Δ8,462
Other	Δ659	—	—
Subtotal	2,832,766	3,747,148	6,300,741

(Shown by rounding down less than one thousand yen)

	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)	Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)	(Reference) Fiscal Year ending March 31, 2006
Item	Amount	Amount	Amount
Interest and dividends received	618,432	386,754	401,648
Interest paid	Δ1,122	Δ2,081	Δ2,142
Corporate income tax, etc., paid	Δ1,487,358	Δ2,228,351	Δ2,229,647
Cash flow from operation activities	1,962,717	1,903,470	4,470,600
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ1,185,000	—	Δ2,950,000
Revenue from refund of term deposits	1,210,039	2,359,996	4,309,996
Expenditure for acquisition of tangible fixed assets	Δ1,150,633	Δ1,883,385	Δ2,578,913
Revenue from sale of tangible fixed assets	34,120	650	8,674
Expenditure for acquisition of intangible fixed assets	Δ55,525	Δ2,000	Δ5,781
Revenue from sale of intangible fixed assets	2,147	—	—
Expenditure for acquisition of investment securities	Δ398,113	Δ847,325	Δ1,181,204
Revenue from sale of investment securities	209,593	472,293	1,132,635
Expenditure for lending	Δ10,610	Δ184,509	Δ184,509
Revenue from collection of loans	90,490	317,022	349,280
Others	163	1,923	2,015
Cash flow from investment activities	Δ1,253,328	234,665	Δ1,097,805
III. Cash flow from financing activities			
Expenditure for repayment of long-term borrowings	Δ4,000	Δ4,500	Δ6,000
Proceeds from stocks issued	30,971	113,933	153,820
Expenditure for acquisition of treasury stock	Δ765,002	Δ2,319,605	Δ2,321,881
Dividends paid	Δ1,167,414	Δ1,948,016	Δ1,948,891
Cash flow from financing activities	Δ1,905,444	Δ4,158,188	Δ4,122,951
IV. Conversion difference in cash and cash equivalents	4	14,525	15,155
V. Increase (decrease) in cash and cash equivalents	Δ1,196,050	Δ2,005,528	Δ735,001
VI. Balance of cash and cash equivalents at the beginning of year	5,308,645	6,036,210	6,036,210
VII. Increased amount of cash and cash equivalents in connection with merger	—	7,437	7,437
VIII. Balance of cash and cash equivalent as of the end of the quarter (end of period)	4,112,595	4,038,119	5,308,645

January 25, 2007

Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2007 (Individual)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative:	Title:	President and Chief Executive Officer
	Name:	Sanji Arisawa
Contact:	Title of Person in Charge:	Director and Managing Operating Officer (TEL: 025-524-7101)
	Name:	Tetsuro Iizuka

1. Matters related to Preparation of Financial Information of the Third Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent accounting period: No

2. Summary of Financial and Business Results in Third Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to December 31, 2006)
   (1) Progress of Business Results (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2007	32,085	2.1	1,880	Δ21.4	2,747	Δ13.2	1,857	Δ9.8
Third Quarter of the Fiscal Year ending March 31, 2006	31,432	Δ28.4	2,392	Δ69.0	3,163	Δ61.5	2,058	Δ58.6
(Reference) Fiscal Year ending March 31, 2006	41,696		2,982		3,676		2,419	

	Quarterly (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2007	52.60	52.53
Third Quarter of the Fiscal Year ending March 31, 2006	57.02	56.90
(Reference) Fiscal Year ending March 31, 2006	67.31	67.17

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the Third Quarter in the previous period.
2. Average number of shares during the period:
   Period ended December 31, 2006: 35,312,066 shares
   Period ended December 31, 2005: 36,103,483 shares
   Period ended March 31, 2006: 35,946,424 shares

[Reference] Sales Amount by Segment (From April 1, 2006 to December 31, 2006)

	Third Quarter of the Fiscal Year ending March 31, 2007		Third Quarter of the Fiscal Year ending March 31, 2006		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	19,581	61.0%	19,225	61.2%	1.9%
Display materials	6,307	19.6%	6,808	21.7%	Δ7.4%
Electric insulation materials	2,553	8.0%	2,173	6.9%	17.5%
Industrial-use structural materials	2,397	7.5%	1,801	5.7%	33.1%
Related goods	1,247	3.9%	1,425	4.5%	Δ12.5%
Total	32,085	100.0%	31,432	100.0%	2.1%

[Reference] Progress of Business Results (Individual) (From October 1, 2006 to December 31, 2006)

	Sales		Operating profit		Ordinary profit		Quarterly (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter of the Fiscal Year ending March 31, 2007	9,178	Δ16.2	351	Δ50.3	401	Δ49.2	302	Δ53.5
Third Quarter of the Fiscal Year ending March 31, 2006	10,957	Δ20.4	706	Δ71.1	789	Δ68.6	650	Δ57.8

[Reference] Sales Amount by Segment (From October 1, 2006 to December 31, 2006)

	Third Quarter of the Fiscal Year ending March 31, 2007		Third Quarter of the Fiscal Year ending March 31, 2006		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	5,640	61.4%	6,938	63.3%	Δ18.7%
Display materials	1,611	17.6%	2,052	18.7%	Δ21.5%
Electric insulation materials	899	9.8%	764	7.0%	17.7%
Industrial-use structural materials	730	8.0%	584	5.3%	25.0%
Related goods	298	3.2%	619	5.7%	Δ51.9%
Total	9,178	100.0%	10,957	100.0%	Δ16.2%

(2) Changes in Financial Status (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Net Asset	Net Worth Ratio	Net Asset Per Share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
Third Quarter of the Fiscal Year ending March 31, 2007	45,524	33,214	73.0	948.56
Third Quarter of the Fiscal Year ending March 31, 2006	46,860	33,034	70.5	931.88
(Reference) Fiscal Year ending March 31, 2006	45,884	33,370	72.7	940.76

(Note) Number of outstanding shares at the end of period (Individual):
Period ended December 31, 2006: 34,991,754 shares Period ended December 31, 2005: 35,449,714 shares

[Reference] Expected Individual Results of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Full-year	39,600	2,600	1,650

(Reference) Expected current net profit per share (full year) 47 yen 15 sen

[Qualitative Information, etc., of Forecast of Business Results]

Due to an decrease in the sales quantity of materials for flexible printed circuit boards and Fresnel lenses, our core products, net sales, ordinary profit and current net profit are all expected to be lower than the previous forecast announced on September 21, 2006.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. Quarterly (Condensed) Balance Sheet

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%		%
I. Current Assets								
1. Cash and deposits	3,907,965		3,102,264		805,700		5,449,609	
2. Notes receivable	2,205,684		2,244,846		Δ39,161		1,509,606	
3. Accounts receivable	8,024,149		8,619,068		Δ594,918		7,728,694	
4. Inventories	6,870,324		6,539,681		330,642		6,578,097	
5. Deferred taxable assets	182,192		470,895		Δ288,703		182,192	
6. Others	1,264,298		1,545,955		Δ281,656		1,215,992	
Allowance for doubtful accounts	Δ48,016		Δ12,305		Δ35,711		Δ49,346	
Total Current Assets	22,406,599	49.2	22,510,406	48.0	Δ103,807	Δ0.5	22,614,846	49.3
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	6,581,437		6,870,257		Δ288,820		6,736,070	
(2) Machinery and Equipment	6,389,904		6,976,428		Δ586,523		6,667,486	
(3) Land	1,391,077		1,389,464		1,612		1,389,464	
(4) Construction in progress	1,012,141		1,167,028		Δ154,886		758,743	
(5) Others	744,793		635,059		109,734		694,199	
Total tangible fixed assets	16,119,354		17,038,237		Δ918,883		16,245,964	
2. Intangible fixed assets	131,443		97,314		34,128		92,583	
3. Investments and other assets								
(1) Investment securities	2,708,359		3,437,888		Δ729,528		3,098,885	
(2) Stocks of affiliated companies	3,583,126		3,012,243		570,882		3,219,463	
(3) Others	811,265		867,191		Δ55,925		781,910	
Allowance for doubtful accounts	Δ235,907		Δ102,499		Δ133,407		Δ168,716	
Total investments and other assets	6,866,844		7,214,823		Δ347,978		6,931,542	
Total Fixed Assets	23,117,642	50.8	24,350,375	52.0	Δ1,232,732	Δ5.1	23,270,091	50.7
Total Assets	45,524,241	100.0	46,860,781	100.0	Δ1,336,540	Δ2.9	45,884,937	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%		%
I. Current Liabilities								
1. Notes payable	5,605,433		5,455,257		150,176		5,271,614	
2. Accounts payable	3,737,316		4,729,045		Δ991,728		4,127,286	
3. Short-term borrowings	190,000		190,000		—		190,000	
4. Accrued income tax and others	288,718		635,469		Δ346,750		662,472	
5. Equipment notes payable	717,468		753,430		Δ35,962		433,223	
6. Allowance for bonuses	158,092		328,122		Δ170,029		618,181	
7. Others	1,282,266		1,074,269		207,996		767,795	
Total Current Liabilities	11,979,297	26.3	13,165,594	28.1	Δ1,186,297	Δ9.0	12,070,573	26.3
II. Fixed Liabilities								
1. Deferred taxable liabilities	254,980		558,633		Δ303,653		344,905	
2. Others	75,831		101,814		Δ25,983		98,561	
Total Fixed Liabilities	330,811	0.7	660,448	1.4	Δ329,636	Δ49.9	443,466	1.0
Total Liabilities	12,310,108	27.0	13,826,043	29.5	Δ1,515,934	Δ11.0	12,514,040	27.3
(Shareholders' Equity)								
I. Capital	—	—	7,081,333	15.1	—	—	7,101,486	15.5
II. Capital Surplus								
1. Capital reserve	—		6,193,364		—		6,213,517	
Total capital surplus	—	—	6,193,364	13.2	—	—	6,213,517	13.5
III. Earned Surplus								
1. Earned surplus reserve	—		748,262		—		748,262	
2. Voluntary reserve	—		16,351,790		—		16,351,790	
3. Quarterly (current) unappropriated retained earnings	—		3,965,756		—		4,326,507	
Total Earned Surplus	—	—	21,065,809	45.0	—	—	21,426,561	46.7
IV. Other Securities Valuation Differences	—	—	1,136,092	2.4	—	—	1,073,469	2.3
V. Treasury Stock	—	—	Δ2,441,861	Δ5.2	—	—	Δ2,444,136	Δ5.3
Total Shareholders' Equity	—	—	33,034,738	70.5	—	—	33,370,897	72.7
Total Liabilities and Shareholders' Equity	—	—	46,860,781	100.0	—	—	45,884,937	100.0

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
(Net Assets)								
I. Shareholders' Equity								
1. Capital	7,117,251	15.6	—	—	—	—	—	—
2. Capital surplus								
(1) Capital reserve	6,229,282		—		—		—	
Total capital surplus	6,229,282	13.7	—	—	—	—	—	—
3. Earned surplus								
(1) Earned surplus reserve	748,262		—		—		—	
(2) Other earned surplus								
Reserve for dividends	171,600		—		—		—	
Reserve for advanced depreciation of fixed assets	59,989		—		—		—	
Reserve for special depreciation	2,489		—		—		—	
Contingent reserve	18,130,000		—		—		—	
Earned surplus carried forward	3,001,106		—		—		—	
Total Earned Surplus	22,113,448	48.6	—	—	—	—	—	—
4. Treasury stock	Δ3,209,138	Δ7.1	—	—	—	—	—	—
Total shareholders' equity	32,250,842	70.8	—	—	—	—	—	—
II. Valuation and Translation Difference, etc.								
1. Other securities valuation differences	941,028	2.1	—	—	—	—	—	—
Total valuation and translation difference, etc.	941,028	2.1	—	—	—	—	—	—
III. New Share Subscription Rights	22,261	0.1	—	—	—	—	—	—
Total Net Assets	33,214,132	73.0	—	—	—	—	—	—
Total Liabilities and Net Assets	45,524,241	100.0	—	—	—	—	—	—

2. Third Quarter (Condensed) Income Statement

(Shown by rounding down less than one thousand yen)

Item	Current Quarter (Third Quarter of the Fiscal Year ending March 31, 2007)		Same Quarter of the Previous Year (Third Quarter of the Fiscal Year ending March 31, 2006)		Increase or decrease		(Reference) Fiscal Year ending March 31, 2006	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%		%
I. Sales	32,085,843	100.0	31,432,448	100.0	653,394	2.1	41,696,008	100.0
II. Sales Cost	27,724,026	86.4	26,549,259	84.5	1,174,767	4.4	35,422,091	84.9
Gross profit on sales	4,361,816	13.6	4,883,189	15.5	Δ521,372	Δ10.7	6,273,916	15.1
III. Selling and General Administration Expenses	2,481,650	7.7	2,490,395	7.9	Δ8,745	Δ0.4	3,291,141	7.9
Operating profit	1,880,166	5.9	2,392,793	7.6	Δ512,626	Δ21.4	2,982,775	7.2
IV. Non-operating Revenue	1,117,716	3.5	1,037,437	3.3	80,278	7.7	1,220,275	2.9
V. Non-operating Expense	250,405	0.8	266,580	0.8	Δ16,174	Δ6.1	526,079	1.3
Ordinary profit	2,747,477	8.6	3,163,650	10.1	Δ416,173	Δ13.2	3,676,972	8.8
VI. Extraordinary Profit	27,978	0.0	232,548	0.7	Δ204,569	Δ88.0	700,360	1.7
VII. Extraordinary Losses	74,593	0.2	319,431	1.0	Δ244,838	Δ76.6	807,286	1.9
Quarterly (current) net profit before taxes, etc.	2,700,862	8.4	3,076,767	9.8	Δ375,905	Δ12.2	3,570,046	8.6
Corporate income tax, etc.	843,394	2.6	1,017,966	3.2	Δ174,572	Δ17.1	1,150,494	2.8
Quarterly (current) net profit	1,857,467	5.8	2,058,800	6.6	Δ201,333	Δ9.8	2,419,552	5.8
Profit carried forward from the previous term	—		2,093,005		—		2,093,005	
Assumed amount of unappropriated losses from merger	—		Δ186,049		—		Δ186,049	
Quarterly (current) unappropriated retained earnings	—		3,965,756		—		4,326,507	

3. Statement of Quarterly Shareholders' Equity Fluctuation

Current Third Quarter (From April 1, 2006 to December 31, 2006)

(Shown by rounding down less than one thousand yen)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus *2	Total earned surplus		
Balance as of March 31, 2006	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the accounting period in the third quarter								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus *1					Δ1,170,580	Δ1,170,580		Δ1,170,580
Net profit in the third quarter					1,857,467	1,857,467		1,857,467
Acquisition of treasury stock							Δ765,002	Δ765,002
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)								
Total fluctuating amount during the accounting period in the third quarter	15,764	15,764	15,764	—	686,887	686,887	Δ765,002	Δ46,585
Balance as of December 31, 2006	7,117,251	6,229,282	6,229,282	748,262	21,365,185	22,113,448	Δ3,209,138	32,250,842

(Shown by rounding down less than one thousand yen)

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006	1,073,469	1,073,469	—	33,370,897
Fluctuating amount during the accounting period in the third quarter				
Issue of new shares				31,529
Dividend of surplus *1				Δ1,170,580
Net profit in the third quarter				1,857,467
Acquisition of treasury stock				Δ765,002
Fluctuating amount of items other than shareholders' equity during the accounting period in the third quarter (net amount)	Δ132,441	Δ132,441	22,261	Δ110,179
Total fluctuating amount during the accounting period in the third quarter	Δ132,441	Δ132,441	22,261	Δ156,764
Balance as of December 31, 2006	941,028	941,028	22,261	33,214,132

(Note) *1. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.
*2 Details of other earned surplus are as follows.

(Shown by rounding down less than one thousand yen)

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2006	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the accounting period in the third quarter							
Accumulation of reserve for advanced depreciation of fixed assets (Note)		62,859				Δ62,859	—
Reversal of reserve for advanced depreciation of fixed assets (Note)		Δ7,479				7,479	—
Reversal of reserve for special account of advanced depreciation of fixed assets (Note)			Δ41,166			41,166	—
Reversal of reserve for special depreciation (Note)				Δ1,925		1,925	—
Accumulation of contingent reserve (Note)					2,000,000	Δ2,000,000	—
Dividend of surplus (Note)						Δ1,170,580	Δ1,170,580
Net profit in the third quarter						1,857,467	1,857,467
Total fluctuating amount during the accounting period in the third quarter	—	55,380	Δ41,166	Δ1,925	2,000,000	Δ1,325,400	686,887
Balance as of December 31, 2006	171,600	59,989	—	2,489	18,130,000	3,001,106	21,365,185

(Note) This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

END